SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G
                     (Rule 13d-102)

 Information To Be Included In Statements Filed Pursuant
  to Rules 13d-1(b)(c), and (d) and Amendments Thereto
             Filed Pursuant to Rule 13d-2(b)
                 (Amendment No.    3  )*



              CONTINENTAL AIRLINES, INC.
                   (Name of Issuer)


             CLASS A COMMON STOCK
            (Title of Class of Securities)


                           210795209

                                              (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  (  ) Rule 13d-1(b)
  (X)  Rule 13d-1(c)
  (  ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











CUSIP No.     210795209

                            13G
                   Page   2    of   6
Pages



                             1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

AMERICAN GENERAL CORPORATION
IRS #74-0483432


                             2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)

                                                       (b)



                             3
SEC USE ONLY




                             4
CITIZENSHIP OR PLACE OF ORGANIZATION

Texas


                        NUMBER OF

                          SHARES
                             5
SOLE VOTING POWER

0


                        BENEFICIALLY

                         OWNED BY
                             6
SHARED VOTING POWER

0


                           EACH
                        REPORTING
                             7
SOLE DISPOSITIVE POWER

0


                          PERSON
                           WITH
                             8
SHARED DISPOSITIVE POWER

0


                             9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0


                             10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*





                             11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%


                             12
TYPE OF REPORTING PERSON*

HC, CO

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

EXPLANATORY PARAGRAPH

This Amendment No. 3 to Schedule 13G is being filed to reflect the reduction in ownership of Common Stock of Continental Airlines, Inc. by American General Corporation.

Item 1.     (a)  Name of Issuer:

            Continental Airlines, Inc. ("Continental")

       (b)  Address of Issuer's Principal Executive Offices:

            1600 Smith Street
            Houston, Texas 77002

Item 2.     (a)  Name of Person Filing:

            AMERICAN GENERAL CORPORATION ("American
            General")

       (b)  Address of Principal Business Office:

            American General
            2929 Allen Parkway
            Houston, Texas 77019

       (c)  Citizenship:

            Texas

       (d)  Title of Class of Securities:

            Class A Common Stock

       (e)  CUSIP Number:

            210795209

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person
            Filing is a:

       (a)  (  ) Broker or dealer registered under
                 Section 15 of the Act.

       (b)  (  ) Bank as defined in Section 3(a)(6)
                 of the Act.

       (c)  (  ) Insurance Company as defined in
                 Section 3(a)(19) of the Act.

       (d)  (  ) Investment Company registered under
                 Section 8 of the Investment Company
                 Act.

       (e)  (  ) Investment Adviser in accordance
                 with Rule 13d-1(b)(1)(ii)(E);

       (f)  (  ) Employee Benefit Plan or endowment
                 fund which is subject to the
                 provisions of  Rule 13d-1(b)(1)(ii)(F);

       (g)  (  ) Parent Holding Company or control
                 person in accordance with Rule 13d-1(b) (1)(ii)(G);

       (h)  (  ) A savings association as defined in
                          Section 3(b) of the Federal Deposit
                     Insurance Act;

       (i)  (  ) A church plan that is excluded from
                      the definition of an investment
                      company under Section 3(c)(14) of
                      the Investment Company Act;

       (j)  (  ) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to the Rule
13d-1(c), check this box. (X)

Item 4.     Ownership.

       (a)  Amount Beneficially Owned:

            On November 20, 1998, American General sold all of its partnership interest in Air
            Partners, L.P. ("Air Partners") in a cash transaction with Northwest Airlines
            Corporation ("Northwest Airlines"). Prior to such closing, 1,548,992 shares of Class A
            Common Stock were attributable to Amercian
            General's limited partnership interest in Air Partners. As a result of this transaction, American General is no longer the beneficial owner of any shares of Continental Airlines, Inc. Class A Common Stock. Distribution of sale proceeds to American General's partnership interest in Air Partners followed the November 20, 1998 closing of the
                        Northwest Airlines transaction.
       (b)  Percent of Class:

            0%

       (c) Number of shares as to which such person has sole or shared voting and disposition power:
            None.

Item 5.     Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on or by the Parent Holding Company.

       Not applicable.

Item 8.     Identification and Classification of Members of the Group.

       Not applicable.

Item 9.     Notice of Dissolution of Group.

       Not applicable.

Item 10.    Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.




                        Signature.


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           AMERICAN GENERAL CORPORATION


                             February 15, 1999
                           (Date)


                            /S/ RICHARD W. SCOTT
                           (Signature)


                             Richard W. Scott
                             Executive Vice President and
                             Chief Financial Officer